SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

ACTIVISION BLIZZARD, INC.

(Name of Issuer)

COMMON STOCK, $0.000001 PAR VALUE

(Title of Class of Securities)

00507V109

(CUSIP Number)

ASAC II LP

c/o Northern Trust Private Equity Administration

Department 2008

801 South Canal

Chicago, Illinois 60607

(312) 557-5687

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 pages

CUSIP No. 00507V109

1.	NAME OF REPORTING PERSON ASAC II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS WC, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 13,048,611
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 13,048,611
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,048,611
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 741,467,062 shares of Common Stock outstanding.

Page 3 of 10 pages

CUSIP No. 00507V109

1.	NAME OF REPORTING PERSON ASAC II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 13,048,611
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 13,048,611
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,048,611
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 741,467,062 shares of Common Stock outstanding.

Page 4 of 10 pages

CUSIP No. 00507V109

1.	NAME OF REPORTING PERSON Robert A. Kotick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 7,039,626 (1)
	8.	SHARED VOTING POWER 13,048,611 (2)
	9.	SOLE DISPOSITIVE POWER 7,039,626 (1)
	10.	SHARED DISPOSITIVE POWER 13,048,611 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,088,237
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	Of these shares of Common Stock, 797,049 shares and 3,962,998 options to purchase shares are held by 10122B Trust, of which Mr. Kotick is the trustee, 1,201,851 shares are held by 313208G Trust, of which Mr. Kotick is the trustee and as to which Mr. Kotick disclaims beneficial ownership, 214,027 shares are held by 41039G Trust, of which Mr. Kotick is the trustee and as to which Mr. Kotick disclaims beneficial ownership, 194,122 shares are held by 515101G Trust, of which Mr. Kotick is the trustee and as to which Mr. Kotick disclaims beneficial ownership, and 669,579 shares may be deemed to be beneficially owned by Mr. Kotick as controlling person of 1011 Foundation, Inc., as to which Mr. Kotick disclaims beneficial ownership.
(2)	These shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as one of two controlling persons of ASAC II LLC.
(3)	Based on 745,430,060 shares of Common Stock outstanding, which includes 741,467,062 shares of Common Stock outstanding and 3,962,998 shares of Common Stock represented by options held by 10122B Trust.

Page 5 of 10 pages

CUSIP No. 00507V109

1.	NAME OF REPORTING PERSON Brian G. Kelly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 4,049,844 (1)
	8.	SHARED VOTING POWER 13,048,611 (2)
	9.	SOLE DISPOSITIVE POWER 4,049,844 (1)
	10.	SHARED DISPOSITIVE POWER 13,048,611 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,098,455
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	Of these shares of Common Stock, 486,333 shares of Common Stock are held by Brian G. Kelly 2012 Annuity Trust, of which Mr. Kelly is grantor, 485,892 shares of Common Stock are held by Brian & Joelle Kelly Family Foundation, of which Mr. Kelly is trustee and as to which Mr. Kelly disclaims beneficial ownership, 9,600 shares are held in UTMA accounts for the benefit of Mr. Kotick’s minor children, of which Mr. Kelly is custodian and as to which Mr. Kelly disclaims beneficial ownership, 1,101,217 shares of Common Stock are held by ASAC TJKS LLC, of which Mr. Kelly is manager, 1,330,199 shares of Common Stock are held by 115190D Trust, of which Mr. Kelly is investment adviser and as to which Mr. Kelly disclaims beneficial ownership and 292,929 shares of Common Stock and 343,674 options to purchase shares of Common Stock are held directly by Mr. Kelly.
(2)	These shares may be deemed to be beneficially owned by Mr. Kelly solely in his capacity as one of two controlling persons of ASAC II LLC.
(3)	Based on 741,810,736 shares of Common Stock outstanding, which includes 741,467,062 shares of Common Stock outstanding and 343,674 shares of Common Stock represented by options held by Mr. Kelly.

Page 6 of 10 pages

This Amendment No. 6 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 21, 2013 and amended on December 16, 2013, November 20, 2014, May 9, 2016, June 3, 2016 and June 9, 2016 (as amended, the “Schedule 13D”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 15, 2016, the Reporting Persons entered into the transactions described in Item 5(c) to transfer and sell 17,500,000 shares of Common Stock for financial and estate planning purposes. In connection with these transactions, RAK and BGK each entered into a lock-up agreement pursuant to which they agreed, subject to certain limitations, that for a period of 90 days, they would not, without the consent of the broker counterparty, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned, or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement transferring to another, in whole or in part, any of the economic consequences of ownership of the Common Stock. RAK continues to retain beneficial ownership of 20,088,237 shares of Common Stock, and BGK continues to retain beneficial ownership of 17,098,455 shares of Common Stock, as further described in Items 5(a) and 5(b).

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person prior to the distribution are based upon the Issuer having 741,467,062 shares of Common Stock outstanding as reported by the Issuer in its quarterly report filed on Form 10-Q on August 4, 2016.

ASAC

The aggregate number of shares of Common Stock that ASAC owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,048,611 shares of Common Stock, which constitutes approximately 1.8% of the outstanding shares of Common Stock.

ASAC GP

Because of its position as the sole general partner of ASAC, ASAC GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,048,611 shares of Common Stock, which constitutes approximately 1.8% of the outstanding shares of Common Stock.

RAK

As one of the controlling persons of ASAC GP, trustee of 10122B Trust, trustee of 313208G Trust, trustee of 41039G Trust, trustee of 515101G Trust and the controlling person of 1011 Foundation, Inc., RAK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,088,237

Page 7 of 10 pages

shares of Common Stock, which constitutes 2.7% of the outstanding shares of Common Stock, which for purposes of this calculation includes 741,467,062 shares of Common Stock outstanding as reported by the Issuer in its quarterly report filed on Form 10-Q on August 4, 2016 and 3,962,998 shares of Common Stock represented by options held by 10122B Trust. RAK disclaims beneficial ownership of any shares of Common Stock held by 313208G Trust, 41039G Trust, 515101G Trust and 1011 Foundation, Inc.

BGK

Individually, and because of his positions as one of the controlling persons of ASAC GP, grantor of the Brian G. Kelly 2012 Annuity Trust (“2012 Kelly Trust”), trustee of the Brian & Joelle Kelly Family Foundation (“Kelly Family Foundation”), manager of ASAC TJKS LLC, investment adviser of 115190D Trust, custodian of the Grace Kotick UTMA account and custodian of the Audrey Kotick UTMA account, BGK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,098,455 shares of Common Stock, which constitutes 2.3% of the outstanding shares of Common Stock, which for purposes of this calculation includes 741,467,062 shares of Common Stock outstanding as reported by the Issuer in its quarterly report filed on Form 10-Q on August 4, 2016, and 343,674 shares of Common Stock represented by options held by BGK. BGK disclaims beneficial ownership of any shares of Common Stock held by Kelly Family Foundation, 115190D Trust, the Grace Kotick UTMA account and the Audrey Kotick UTMA account.

(b) The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

ASAC

Acting through its sole general partner, ASAC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,048,611 shares of Common Stock.

ASAC GP

Acting through its controlling persons and in its capacity as the sole general partner of ASAC, ASAC GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,048,611 shares of Common Stock.

RAK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, RAK may be deemed to have shared power with BGK to vote or to direct the vote and to dispose or to direct the disposition of 13,048,611 shares held by ASAC. In addition, RAK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 797,049 shares of Common Stock held by 10122B Trust, of which RAK is trustee, 1,201,851 shares of Common Stock held by 313208G Trust, of which RAK is trustee, 214,027 shares of Common Stock held by 41039G Trust, of which RAK is trustee, 194,122 shares of Common Stock held by 515101G Trust, of which RAK is trustee, and 669,579 shares of Common Stock held by 1011 Foundation, Inc., of which RAK is the controlling person. RAK may be deemed to have the sole power to vote or dispose of 3,962,998 shares of Common Stock represented by options held by 10122B Trust.

Page 8 of 10 pages

BGK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, BGK may be deemed to have shared power with RAK to vote or to direct the vote and to dispose or to direct the disposition of 13,048,611 shares held by ASAC. In addition, BGK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 486,333 shares of Common Stock held by 2012 Kelly Trust, of which BGK is grantor, 485,892 shares of Common Stock held by Kelly Family Foundation, of which BGK is trustee, 1,330,199 shares of Common Stock are held by 115190D Trust, of which Mr. Kelly is investment adviser, 4,800 shares of Common Stock held by the Grace Kotick UTMA account, of which BGK is custodian, 4,800 shares of Common Stock held by the Audrey Kotick UTMA account, of which BGK is custodian, and 292,929 shares of Common Stock held by BGK directly. BGK may be deemed to have the sole power to vote or dispose of 343,674 shares of Common Stock represented by options held by BGK.

(c) On June 30, 2016, 34,350 restricted stock units held by 10122B Trust vested. As allowed under the terms of RAK’s restricted share unit agreement, on June 30, 2016, the Issuer withheld 17,924 of the shares of Common Stock otherwise deliverable to 10122B Trust in order to satisfy the resulting tax withholding obligation.

On June 30, 2016, 17,685 restricted stock units held by 2012 Kelly Trust vested. As allowed under the terms of BGK’s restricted share unit agreement, on June 30, 2016, the Issuer withheld 9,872 of the shares of Common Stock otherwise deliverable to 2012 Kelly Trust in order to satisfy the resulting tax withholding obligation.

On July 7, 2016, ASAC distributed 17,982,849 shares of Common Stock to ASAC GP.

On July 28, 2016, 41,797 restricted stock units held by BGK vested. The Issuer withheld 23,332 of the shares of Common Stock otherwise deliverable to BGK in order to satisfy the resulting tax withholding obligation.

On August 3, 2016, 472,865 shares of Common Stock were decanted by the Kelly 2012 Family Trust to the Kelly Descendants 2016 Trust, a trust for the benefit of BGK’s children.

On August 15, 2016, ASAC GP distributed 7,000,000 shares of Common Stock to ASAC TJKS LLC.

On August 15, 2016, ASAC GP distributed 7,000,000 shares of Common Stock to ASAC 427 LLC.

On August 15, 2016, ASAC 427 LLC distributed 1,890,000 shares of Common Stock to 10122B Trust.

On August 15, 2016, ASAC 427 LLC distributed 3,500,000 shares of Common Stock to 115190D Trust.

On August 15, 2016, ASAC 427 LLC distributed 1,201,851 shares of Common Stock to 313208G Trust, a trust for the benefit of RAK’s children.

On August 15, 2016, ASAC 427 LLC distributed 214,027 shares of Common Stock to 41039G Trust, a trust for the benefit of RAK’s children.

Page 9 of 10 pages

On August 15, 2016, ASAC 427 LLC distributed 194,122 shares of Common Stock to 515101G Trust, a trust for the benefit of RAK’s children.

Since the date of the last filing, the Reporting Persons sold the following shares for financial and estate planning purposes through broker sales complying with Rule 144:

Reporting Person	Trade Date	Shares	Price/Share
ASAC GP	08/15/2016	3,982,849	$40.51
BGK	08/15/2016	386,927	$40.51
ASAC TJKS LLC	08/15/2016	5,898,783	$40.51
10122B Trust	08/15/2016	4,588,775	$40.51
115190D Trust	08/15/2016	2,169,801	$40.51
Kelly Descendants 2016 Trust	08/15/2016	472,865	$40.51

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto since the most recent filing on Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock on August 15, 2016, and accordingly, their obligation to file a Schedule 13D has been terminated.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 16, 2016	ASAC II LP
	By:	ASAC II LLC
	Its:	General Partner

	By:	/s/ Brian G. Kelly
	Name:	Brian G. Kelly
	Title:	Manager

	By:	/s/ Robert A. Kotick
	Name:	Robert A. Kotick
	Title:	Manager

ASAC II LLC

	By:	/s/ Brian G. Kelly
	Name:	Brian G. Kelly
	Title:	Manager

	By:	/s/ Robert A. Kotick
	Name:	Robert A. Kotick
	Title:	Manager

Robert A. Kotick

/s/ Robert A. Kotick

Brian G. Kelly

/s/ Brian G. Kelly